UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month(s) of April & May, 2000.

BELMONT RESOURCES INC.
(Translation of Registrant's Name Into English)

SEC File Number: 000-29616

#1180 - 666 Burrard Street, Vancouver, B.C. Canada V6C 2X8
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X              Form 40-F
          ----                      ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  X             No
    ---                ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.

Exhibits

Exhibit 1 - April 24, 2000 - Form 27 Material Change Report

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Exhibit 1 - April 24, 2000 - Form 27 Material Change Report

FORM 27
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1. REPORTING ISSUER
Belmont Resources Inc. (the "Company")
1180 - 666 Burrard Street
Vancouver, BC
V6C 2X8

ITEM 2. DATE OF MATERIAL CHANGE
March 1, 2000

ITEM 3. PRESS RELEASE
Issued April 24, 2000 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE
Further to our News Release of March 1, 2000 we are pleased to announce that we have completed the purchase of a major industrial mineral deposit in the Slovak Republic by way of cash payments of 2.85 million DEM (German marks), approximately $2.06 million Cdn. for a 57% interest of Rozmin s.r.o. Rozmin s.r.o. is a private Slovak mining company which controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton carbonate reserve in eastern Slovakia.


ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

BELMONT COMPLETES ACQUISITION OF MAJOR TALC MINERAL DEPOSIT

Further to our News Release of March 1, 2000 we are pleased to announce that we have completed the purchase of a major industrial mineral deposit in the Slovak Republic by way of cash payments of 2.85 million DEM (German marks), approximately $2.06 million Cdn. for a 57% interest of Rozmin s.r.o. with EuroGas, Inc. of New York, NY controlling the balance. Rozmin s.r.o. is a private Slovak mining company which controls the massive Gemerska Poloma talc deposit with an estimated 150 million ton carbonate reserve in eastern Slovakia. The talc deposit Gemerska Poloma, named after the village where it was discovered in Eastern Slovakia, is one of the largest talc deposits worldwide. The carbonate type deposit and resulting purity of the valuable mineral enhances the efficiency of the benefication process and allows a higher purity to be attained in the final project.

The proven configuration of the mineralized ore body extends in an East-West direction over 1,000 metres and North-South about 800 metres, with a thickness of approx. 400 metres. The deposit averages around 200 metres in depth. In consideration of the spatial dimensions and the average carbonate/talc ratio of 4:1 this deposit can be classified as massive.

Talc is one of the most valuable industrial minerals. It is widely used in industry as a filler in plastics for the automobile industry, in paper production and in the production of paints and lacquers as well as in the cosmetic and pharmaceutical industry.

This project is positively received and supported by the regional government agencies and political representatives alike, with the project boosting the local economy and providing employment for local residents. The Company will now begin review of the development plans in place and proceed with the first stage of mine development in the western part of the orebody within the next 6 weeks.

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Further to our News Release of January 31, 2000 the Company has decided not to proceed with the 3,000,000 unit at $0.32 private placement at this time since the Company was able to complete the purchase interest in Rozmin from internal sources.

ITEM 6. RELIANCE ON SECTION 67(2) OF THE ACT
This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION
There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER
Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR
The foregoing accurately discloses the material change referred to herein.

/s/ GARY MUSIL
Gary Musil, Secretary
DATED this 24th day of April, 2000.


<APGE>


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belmont Resources Inc.
(Registrant)

Date    June 27, 2000


By   /s/ GARY MUSIL
(Signature)
Gary Musil, Secretary/Director

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